SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2005

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ....X....        Form 40-F  .........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ........        No  ....X....

News Release	June 1, 2005 at 13.00 GMT

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso finalises acquisition of minority shareholding in Corenso

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has finalised the previously announced acquisition of UPM’s 29% minority shareholding in Corenso United Oy Ltd following approval of the acquisition by the regulatory authorities. Stora Enso has bought the shares to gain 100% ownership and full control of Corenso and to develop this strategic business area independently.

Corenso United Oy Ltd is a leading producer of coreboard and cores and tubes for industrial use. The main users of cores and tubes made from Corenso’s coreboard include manufacturers of paper and board, textile yarn, plastic films and flexible packaging, and metal foil. Corenso has four coreboard mills and 14 core factories in Europe, China and North America, and associated companies in Canada and Spain. It supplies customers in more than 70 countries all over the world.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

www.corenso.com

www.storaenso.com

The previous press release concerning Stora Enso’s acquisition of UPM’s minority shareholding in Corenso is available at www.storaenso.com/press

– March 17, 2005: Stora Enso acquires UPM’s minority shareholding in Corenso

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.4 billion in 2004. The Group has some 45 000 employees in more than 40 countries in five continents and annual production capacity of about 16.4 million tonnes of paper and board and 7.7 million m3 of sawn wood products, including 3.2 million m3 of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2005	STORA ENSO CORPORATION

	By:	/s/ Esko Mäkeläinen
Esko Mäkeläinen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel